UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 333-234147

DIGINEX LIMITED
(Translation of Registrant’s Name into English)

35/F Two International

Finance Street, Central

Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 5, 2020, Diginex Limited (the “Company”) issued a press release announcing that the Company had reconstituted its Board of Directors following its listing and commencement of trading on Nasdaq.

A copy of the press release is attached as Exhibit 99.1 hereto.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated October 5, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diginex Limited

By:	/s/ Paul Ewing
Name:	Paul Ewing
Title:	Chief Financial Officer

Date: October 5, 2020